Exhibit 99.1

FCA Publishes Agenda for the EGM to Approve the Proposed Separation of Ferrari
Fiat Chrysler Automobiles N.V. (NYSE:FCAU / MI:FCA) (“FCA”) announced today that it has published the agenda and explanatory notes for the Extraordinary General Meeting of Shareholders of FCA (“EGM”) to be held on December 3, 2015 in Amsterdam.
The EGM is scheduled to approve a demerger pursuant to which FCA would transfer all of the shares held by it in Ferrari N.V. to FE Interim B.V., a newly-formed Dutch company, with FE Interim B.V. issuing common shares and special voting shares to holders of FCA’s corresponding shares (“Demerger”). The Demerger is part of a series of transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities, as further described in the EGM documentation.
The record date for the EGM will be November 5, 2015. The EGM Notice, the Agenda and Explanatory Notes and the other EGM materials are available on FCA’s Investor Relations website at: http://www.fcagroup.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials free of charge, through the contact below.

London, 22 October 2015

This document does not constitute an offer to exchange, sell or buy securities. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 - that is, statements related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “will” or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to FCA’s SEC filings. FCA undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contacts:
Fiat Chrysler Automobiles
Joe Veltri, +1 248 57 69 257
Head of Investor Relations
joe.veltri@fcagroup.com

Fiat Chrysler Automobiles
Corporate Communications
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com